

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 18, 2024

Mary Dean Hall
Executive Vice President and Chief Financial Officer
Ingevity Corp
4920 O'Hear Avenue Suite 400
North Charleston, SC 29405

      Re: Ingevity Corp
          Form 10-K for the Fiscal Year Ended December 31, 2023
          Response dated May 6, 2024
          File No. 001-37586

Dear Mary Dean Hall:

      We have reviewed your May 6, 2024 response to our comment letter and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 23, 2024 letter.

Form 10-K for the Fiscal Year Ended December 31, 2023

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Reconciliation of Net Income to Adjusted EBITDA, page 37

1.   We reference your response to prior comment 5. It appears the non-GAAP adjustment related to the $19.7 million of inventory charges represent normal operating expenses necessary to operate your business and are not consistent with the guidance in Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please revise future filings to no longer exclude these adjustments from any non-GAAP performance measure.

Please contact Kristin Lochhead at 202-551-3664 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and Services